Donald J. Rendall, Jr.	Direct Dial Number:
Vice President, General Counsel & Secretary	(802) 655-8420
rendall@greenmountainpower.biz

March 30, 2005

Via EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement filed by Green Mountain Power Corporation (GMP)

Ladies and Gentlemen:

Enclosed for filing on behalf of Green Mountain Power Corporation, a Vermont corporation (the “Company”), pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, is a preliminary Proxy Statement on Schedule 14A in connection with the 2005 annual meeting of shareholders of the Company. The Proxy Statement is being filed in preliminary form in accordance with Rule 14a-6(a) because the Company intends to submit to its shareholders for their approval, among other things, an amendment to and restatement of its Articles of Incorporation. The Company intends to send a definitive Proxy Statement to its shareholders on or about April 12, 2005.

Shares of common stock of the Company are traded on the New York Stock Exchange under the symbol “GMP”. The Company is also sending a copy of the preliminary Proxy Statement to the New York Stock Exchange by overnight courier today.

Should you have any questions or comments regarding the foregoing, please contact the undersigned below at 802-655-8420.

Sincerely,

Donald J. Rendall, Jr.
Vice President, General Counsel and Secretary